02029398

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments Inc.
Exact Name of Registrant as Specified in Charter

882253
Registrant CIK Number

Form 8-K, March 28, 2002, Series 2002-3

333-68542

Name of Person Filing the Document
(If Other than the Registrant)

SEC RECEIVED
MAR 29 2002
PROCESSING

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.

By: ____________________
Name: Baron Silverstein
Title: Managing Director

Dated: March 28, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Settle Date: 3/28/2002 US Treasury Curve Date: 3/26/2002

Tranche: A1 (I-A-1)

Price	15.00% CPR	25.00% CPR	35.00% CPR	PREPAY
	2.70000	2.70000	2.70000	1YR_TRES
	1.00000	1.00000	1.00000	PUT_FLAG
	.00000	.00000	.00000	STEP_OVERRIDE
	1	1	1	calc_total_default
	3.94	2.87	2.12	Avg. Life
	4/25/2002	4/25/2002	4/25/2002	Prin. Start Date
	1/25/2009	1/25/2009	1/25/2009	Prin. End Date
101.937500	5.59	5.35	5.05	Yield
	3.30	2.48	1.89	Duration
102.062500	5.55	5.30	4.99	Yield
	3.30	2.48	1.89	Duration
102.187500	5.51	5.25	4.92	Yield
	3.31	2.49	1.89	Duration
102.312500	5.48	5.20	4.86	Yield
	3.31	2.49	1.89	Duration
102.437500	5.44	5.15	4.79	Yield
	3.31	2.49	1.90	Duration
102.562500	5.40	5.11	4.73	Yield
	3.31	2.49	1.90	Duration
102.687500	5.37	5.06	4.66	Yield
	3.32	2.50	1.90	Duration

BSARM-0203
Sensitivity

Settle Date: 3/28/2002 US Treasury Curve Date: 3/26/2002

Tranche: A1 (I-A-1)				
Price	**15.00% CPR** **2.70000** **1.00000** **.00000** **1** **3.94** **4/25/2002** **1/25/2009**	**25.00% CPR** **2.70000** **1.00000** **.00000** **1** **2.87** **4/25/2002** **1/25/2009**	**35.00% CPR** **2.70000** **1.00000** **.00000** **1** **2.12** **4/25/2002** **1/25/2009**	**PREPAY** **1YR_TRES** **PUT_FLAG** **STEP_OVERRIDE** **calc_total_default** **Avg. Life** **Prin. Start Date** **Prin. End Date**
102.000000	5.57 3.30	5.33 2.48	5.02 1.89	Yield Duration
102.125000	5.53 3.31	5.28 2.48	4.95 1.89	Yield Duration
102.250000	5.50 3.31	5.23 2.49	4.89 1.89	Yield Duration
102.375000	5.46 3.31	5.18 2.49	4.82 1.90	Yield Duration
102.500000	5.42 3.31	5.13 2.49	4.76 1.90	Yield Duration
102.625000	5.39 3.32	5.08 2.50	4.70 1.90	Yield Duration
102.750000	5.35 3.32	5.03 2.50	4.63 1.90	Yield Duration

BSARM-0203
Sensitivity

Settle Date: 3/28/2002 US Treasury Curve Date: 3/26/2002

Tranche: A1 (I-A-1)				
Price	**15.00% CPR** **2.70000** **1.00000** **.00000** **1** **3.94** **4/25/2002** **1/25/2009**	**25.00% CPR** **2.70000** **1.00000** **.00000** **1** **2.87** **4/25/2002** **1/25/2009**	**35.00% CPR** **2.70000** **1.00000** **.00000** **1** **2.12** **4/25/2002** **1/25/2009**	**PREPAY** **1YR_TRES** **PUT_FLAG** **STEP_OVERRIDE** **calc_total_default** **Avg. Life** **Prin. Start Date** **Prin. End Date**
102.125000	5.53 3.31	5.28 2.48	4.95 1.89	Yield Duration
102.250000	5.50 3.31	5.23 2.49	4.89 1.89	Yield Duration
102.375000	5.46 3.31	5.18 2.49	4.82 1.90	Yield Duration
102.500000	5.42 3.31	5.13 2.49	4.76 1.90	Yield Duration
102.625000	5.39 3.32	5.08 2.50	4.70 1.90	Yield Duration
102.750000	5.35 3.32	5.03 2.50	4.63 1.90	Yield Duration
102.875000	5.31 3.32	4.98 2.50	4.57 1.91	Yield Duration

Settle Date: 3/28/2002 US Treasury Curve Date: 3/26/2002

Tranche: A2 (II-A-1)				
Price	**15.00% CPR 2.70000 1.00000 .00000 1 3.96 4/25/2002 1/25/2009**	**25.00% CPR 2.70000 1.00000 .00000 1 2.88 4/25/2002 1/25/2009**	**35.00% CPR 2.70000 1.00000 .00000 1 2.12 4/25/2002 1/25/2009**	**PREPAY 1YR_TRES PUT_FLAG STEP_OVERRIDE calc_total_default Avg. Life Prin. Start Date Prin. End Date**
101.281250	5.69 3.31	5.51 2.48	5.30 1.88	Yield Duration
101.406250	5.65 3.31	5.46 2.48	5.23 1.89	Yield Duration
101.531250	5.61 3.32	5.42 2.49	5.17 1.89	Yield Duration
101.656250	5.57 3.32	5.37 2.49	5.10 1.89	Yield Duration
101.781250	5.54 3.32	5.32 2.49	5.04 1.89	Yield Duration
101.906250	5.50 3.32	5.27 2.49	4.97 1.90	Yield Duration
102.031250	5.46 3.33	5.22 2.50	4.91 1.90	Yield Duration

Bear, Stearns & Co. Inc. *dburke*	**BSARM-0203** **Sensitivity**	*March 27, 2002* *12:29PM EST* *Page 1 of 1*

Settle Date: 3/28/2002 US Treasury Curve Date: 3/26/2002

Tranche: A2 (II-A-1)				
Price	**15.00% CPR** **2.70000** **1.00000** **.00000** **1** **3.96** **4/25/2002** **1/25/2009**	**25.00% CPR** **2.70000** **1.00000** **.00000** **1** **2.88** **4/25/2002** **1/25/2009**	**35.00% CPR** **2.70000** **1.00000** **.00000** **1** **2.12** **4/25/2002** **1/25/2009**	**PREPAY** **1YR_TRES** **PUT_FLAG** **STEP_OVERRIDE** **calc_total_default** **Avg. Life** **Prin. Start Date** **Prin. End Date**
100.968750	5.78 3.31	5.64 2.47	5.46 1.88	Yield Duration
101.093750	5.74 3.31	5.59 2.48	5.40 1.88	Yield Duration
101.218750	5.70 3.31	5.54 2.48	5.33 1.88	Yield Duration
101.343750	5.67 3.31	5.49 2.48	5.26 1.88	Yield Duration
101.468750	5.63 3.32	5.44 2.49	5.20 1.89	Yield Duration
101.593750	5.59 3.32	5.39 2.49	5.13 1.89	Yield Duration
101.718750	5.56 3.32	5.34 2.49	5.07 1.89	Yield Duration

BSARM-0203
Sensitivity

Settle Date: 3/28/2002 US Treasury Curve Date: 3/26/2002

Tranche: A2 (II-A-1)				
Price	**15.00% CPR** **2.70000** **1.00000** **.00000** **1** **3.96** **4/25/2002** **1/25/2009**	**25.00% CPR** **2.70000** **1.00000** **.00000** **1** **2.88** **4/25/2002** **1/25/2009**	**35.00% CPR** **2.70000** **1.00000** **.00000** **1** **2.12** **4/25/2002** **1/25/2009**	**PREPAY** **1YR_TRES** **PUT_FLAG** **STEP_OVERRIDE** **calc_total_default** **Avg. Life** **Prin. Start Date** **Prin. End Date**
100.562500	5.90 3.30	5.80 2.47	5.68 1.87	Yield Duration
100.687500	5.86 3.30	5.75 2.47	5.61 1.87	Yield Duration
100.812500	5.83 3.30	5.70 2.47	5.54 1.87	Yield Duration
100.937500	5.79 3.30	5.65 2.47	5.48 1.88	Yield Duration
101.062500	5.75 3.31	5.60 2.48	5.41 1.88	Yield Duration
101.187500	5.71 3.31	5.55 2.48	5.35 1.88	Yield Duration
101.312500	5.68 3.31	5.50 2.48	5.28 1.88	Yield Duration